Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Six months ended June 30		For the periods from		Year ended December 31
(In thousands, except per share data)	2008	2007	Jul. 25, 2007 to Dec. 31, 2007	Jan. 1, 2007 to Jul. 24, 2007	2006	2005	2004	2003
Fixed Charges:
Interest expense	$173,011	$28,143	$177,938	$31,643	$61,341	$56,999	$60,708	$65,255
Minority interest	—	3,423	—	3,423	8,000	8,000	8,000	8,000
Total Fixed Charges	$173,011	$31,566	$177,938	$35,066	$69,341	$64,999	$68,708	$73,255

Earnings:
Pre-tax (loss) income from continuing operations	$(71,292)	$153,614	$(148,494)	$137,381	$280,489	$294,698	$270,844	$52,261
Fixed charges	173,011	31,566	177,938	35,066	69,341	64,999	68,708	73,255
Total earnings	$101,719	$185,180	$29,444	$172,447	$349,830	$359,697	$339,552	$125,516

Ratios of Earnings to Fixed Charges	58.8%	586.6%	16.5%	491.8%	504.5%	553.4%	494.2%	171.3%